Exhibit 4.8

INDUCEMENT STOCK OPTION GRANT NOTICE AND AGREEMENT

To: Stephen B. Bratspies (referred to herein as “Grantee” or “you”)

WHEREAS, Hanesbrands Inc. (the “Company”) desires to employ the Grantee as its Chief Executive Officer;

WHEREAS, to induce the Grantee to join the Company in such capacity, the Board has determined that it is in the best interests of the Company to grant the Grantee an inducement stock option award on the terms and conditions set forth herein;

WHEREAS, in an offer letter dated June 1, 2020 (the “Offer Letter”), the Company offered the Grantee an inducement award of 250,000 stock options to join the Company as its Chief Executive Officer; and

WHEREAS, the Grantee finds such terms and conditions to be acceptable.

NOW, THEREFORE, in consideration of the promises and of the services performed and to be performed by the Grantee, the Company is pleased to confirm that you have been granted Nonqualified Stock Options (the “Stock Options”), effective August 3, 2020 (the “Grant Date”), subject to the terms and conditions set forth herein. Except as specifically provided to the contrary under this Inducement Stock Option Grant Notice and Agreement (this “Agreement”), this Award shall be construed and administered in accordance with the Hanesbrands Inc. 2020 Omnibus Incentive Plan (the “Plan”), the terms of which are hereby incorporated by reference. The Award subject to this Agreement shall not be charged against the Plan’s share reserve and is being granted outside of the Plan as an inducement award under pertinent New York Stock Exchange regulations.

1. Acceptance of Terms and Conditions. To be eligible to receive this Award, you must acknowledge and accept this Award within 75 days after the Grant Date in accordance with procedures established by the Company. By accepting this Agreement, you agree to be bound by the terms and conditions herein, the Plan and any and all conditions established by the Company in connection with Awards issued under the Plan, and you further acknowledge and agree that this Award does not confer any legal or equitable right (other than those rights constituting the Award itself) against the Company or any Subsidiary directly or indirectly, or give rise to any cause of action at law or in equity against the Company or any Subsidiary. If you do not accept this Award in accordance with the procedures outlined in this Paragraph and within the 75-day period described above, the Award will be cancelled and forfeited. By accepting this Agreement, you also acknowledge that you are fluent in the English language and have reviewed and understand the terms and conditions of this Agreement and the Plan.

2. Exercise Right. Subject to the restrictions, limitations, terms and conditions specified in the Plan and this Agreement, the Company has granted you as of the Grant Date the right to purchase, on the terms and conditions set forth below, the following number of shares (the “Option Shares”) of the Company’s common stock, par value $.01 per share (the “Common Stock”) at the exercise price specified below (the “Exercise Price”).

Tranche	Number of Option Shares	Exercise Price Per Option Share
Tranche 1	83,333	$14.32
Tranche 2	83,333	$17.18
Tranche 3	83,334	$20.05

2020 Inducement Stock Option Grant Agreement – U.S. (Updated July 2020)

3. Option Type. This Award is comprised of Nonqualified Stock Options and is intended to conform in all respects with the Plan. This Award is not intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

4. Expiration Date. The Option Shares granted herein expire on the tenth anniversary of the Grant Date (the “Expiration Date”), subject to earlier expiration upon certain termination of employment, as provided below.

5. Vesting. This Award may be exercised only to the extent it has vested. Except as provided below in Paragraphs 6, 7 and 8, these Option Shares will remain restricted until the end of each applicable vesting date set forth below (each, a “Vesting Date”). The stock options granted under this Agreement are not transferable by the Grantee by means of sale, assignment, exchange, pledge, or otherwise. For each of the below-stated Vesting Dates on which you continue to be employed by the Company or any of its Subsidiaries (collectively, the “HBI Companies”), you will vest in the below-stated percentage of the total number of Option Shares awarded in this Agreement, until you are 100% vested:

Vesting Date	Tranche
August 3, 2021	Tranche 1
August 3, 2022	Tranche 2
August 3, 2023	Tranche 3

6. Death, or Total Disability. In the event that you die or become totally disabled while employed by the HBI Companies, including during the period that you remain employed after giving notice of your intended retirement pursuant to Paragraph 7(b) below, all Option Shares will vest as of the date of death or the date you are determined to be totally disabled, and the last date on which Option Shares may be exercised is the Expiration Date. For purposes of this Paragraph 6, you shall be deemed to be totally disabled if, due to a physical or mental disability, you are unable to continue in any occupation with the HBI Companies for a continuous period of at least 12 months.

7. Retirement.

a. If you comply with the requirements to retire from the HBI Companies as defined in this Paragraph, then the restrictions on outstanding Option Shares requiring you to continue your employment until a Vesting Date shall immediately lapse and the last date on which Option Shares may be exercised is the Expiration Date.

b. For purposes of this Agreement, you shall only be considered to have retired if you voluntarily cease active employment with the HBI Companies after each of the following conditions have been met: (i) you both attain at least age 50 and complete at least 10 years of service with the HBI Companies since your most recent date of hire, and thereafter provide at least six months’ written notice of your intended retirement, (ii) the Committee accepts in writing your intended retirement, subject to successfully fulfilling transition duties and responsibilities and remaining employed until a retirement date set by the Committee, it being understood that these duties and responsibilities are in addition to your regular duties and responsibilities, and may require continued employment beyond the end of the six month notice period, (iii) the Committee determines that you have successfully fulfilled your transition duties and responsibilities, and (iv) you enter into a written agreement with the Company (in a form acceptable to the Company) in which you agree to release any claims against the HBI Companies within twenty-one days after employment termination (or such longer period of time as required

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under applicable law to have a binding release of one or more claims) and comply with the cooperation, non-compete, non-solicitation, confidentiality and non-disparagement provisions therein (collectively, the “Restricted Covenants”). The Committee shall, in its sole discretion, (i) decide whether or not to accept your intended retirement, (ii) set forth in writing the terms of your transition duties and responsibilities and your retirement date and (iii) determine whether or not you have successfully met your transition duties and responsibilities not later than 60 days after your employment termination. Your unvested Option Shares shall be forfeited upon a voluntary termination of employment if you do not fulfill any of the requirements set forth in this Paragraph 7(b). Actions taken by the Committee in this Paragraph 7(b) shall be final and binding.

c. For purposes of this Paragraph 7, (i) references to the Committee shall mean, in the case of grantees other than executive officers, the Company’s head of human resources or such other individual as designated for this purpose by the Chief Executive Officer, and (ii) continuous service with an entity acquired by the Company will be counted if you were employed by the acquired entity immediately prior to the acquisition date and remained employed by the HBI Companies continuously thereafter.

8. Other Terminations of Employment and Change in Control.

a. Involuntary Termination With Severance. If your employment is involuntarily terminated by the HBI Companies (other than in connection with a Change in Control as defined in the Plan) and you are eligible to receive severance benefits under any written severance plan of the Company (a “Severance Event Termination”), then vesting continues for 90 days after the date of termination, and the last date on which vested Option Shares may be exercised is 90 days after the date your employment is involuntarily terminated.

b. Involuntary Termination Without Severance. If your employment is involuntarily terminated by the HBI Companies and you are not eligible to receive severance benefits under any written severance plan of the Company (i.e., your employment is terminated for “cause”), all vested and unvested Option Shares are forfeited on the date of termination and may not be exercised.

c. Voluntary Termination. If you voluntarily terminate your employment with the HBI Companies, other than as described in Paragraph 7 above, all unvested Option Shares are forfeited on the date of termination, and the last date on which vested Option Shares may be exercised is the 90-day anniversary of the date of termination.

d. Change in Control. In the event a Change in Control occurs, then the following provisions will apply:

(i)

To the extent no provision is made in connection with the Change in Control for an Award that satisfies the requirements of Paragraph 8(d)(ii) below (a “Replacement Award”) in assumption of or substitution for this Award, if this Award is outstanding immediately prior to the Change in Control (an “Existing Award”), then, on the date of the Change in Control (A) all restrictions on outstanding Option Shares shall lapse, (B) the Option Shares shall become exercisable and (C) the last date on which Option Shares may be exercised is the Expiration Date.

(ii)

An Award meets the conditions of this Paragraph 8(d)(ii) (and hence qualifies as a “Replacement Award” for an Existing Award) if (A) it is stock option, (B) it has a value at least equal to the value of the Existing Award, (C) it relates to publicly traded equity securities of the Company or its successor in the Change in Control or its “parent corporation” (as defined in Code Section 424(e)) or

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“subsidiary corporation” (as defined in Code Section 424(f)) following the Change of Control, (D) the Grantee holding the Existing Award is subject to U.S. federal income tax under the Code, the tax consequences to such Grantee under the Code of the Replacement Award are not less favorable to such Grantee than the tax consequences of the Existing Award, and (E) the Replacement Award’s other terms and conditions are not less favorable to such Grantee than the terms and conditions of the Existing Award (including the provisions that would apply in the event of a subsequent Change in Control and provisions with respect to dividend equivalents). Without limiting the generality of the foregoing, the Replacement Award may take the form of an assumption of the Existing Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this Paragraph 8(d)(ii) are satisfied will be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(iii)

If the Grantee terminates his or her employment for Good Reason (as defined below) or the Grantee is involuntarily terminated for reasons other than for Cause (as defined below), in each case during the period of two years after the Change in Control, all restrictions on outstanding Option Shares shall lapse, and (A) all restrictions on outstanding Option Shares shall lapse, (B) the Option Shares shall become exercisable and (C) the last date on which Option Shares may be exercised is the Expiration Date.

For purposes of this Paragraph 8(d),

“Cause” means the Grantee:

•	has been convicted of (or pled guilty or no contest to) a felony or any crime involving fraud, embezzlement, theft, misrepresentation or financial impropriety;

•	has willfully engaged in misconduct resulting in material harm to the Company;

•	has willfully failed to perform duties after written notice; or

•	is in willful and material violation of Company policies resulting in harm to the Company.

“Good Reason” means any of the following actions by the Grantee’s employer without the Grantee’s written consent:

•

The assignment to the Grantee of any duties materially inconsistent with his or her position (including status, offices, titles and reporting relationships), authority, duties or responsibilities, or any other action by such employer which results in a diminution in such title, position, authority, duties or responsibilities thereof given to the Grantee;

•

Any material breach by such employer of a material provision of any agreement between such employer and Grantee; for example, without limitation, a reduction in Grantee’s base salary or target bonus opportunity or failure to provide incentive opportunities to the Grantee shall be deemed to be such a material breach;

•

The relocation of the Grantee’s principal place of employment to a location more than 50 miles from the Grantee’s principal place of employment immediately prior to the Change of Control or the Company requiring the Grantee to be based anywhere other than such principal place of employment (or permitted relocation thereof), except for required travel on the Company’s business to an extent substantially consistent with the Grantee’s business travel obligations immediately prior to the Change in Control; or

•	The Company terminates or materially amends, or materially restricts the Grantee’s participation in, any equity, bonus or equity-based compensation plans or qualified or

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supplemental retirement plans so that, when considered in the aggregate with any substitute plan or plans, the plans in which the Grantee is participating materially fail to provide him or her with a level of benefits provided in the aggregate by such plans prior to such termination or amendment.

9. Exercise. This Award may be exercised in whole or in part for the number of Option Shares designated by you on either a paper form specified by the Company or via electronic instructions to the Company’s designated agent. Any such exercise of this Award shall be accompanied by full payment of the Exercise Price for such number of Option Shares. Payment of the Exercise Price may be made in one of the following forms, as permitted by the Committee from time to time in its sole discretion:

a. in cash;

b. by surrendering previously acquired shares of Common Stock having a Fair Market Value at the time of exercise equal to the Exercise Price;

c. by certifying ownership of shares of Common Stock having a Fair Market Value at the time of exercise equal to the Exercise Price in exchange for a reduction in the number of shares of Common Stock issuable upon the exercise of the Award; or

d. to the extent permitted by applicable law, by delivery of irrevocable instructions to a broker to (1) promptly deliver to the Company the amount of sale proceeds from the Stock Option shares or loan proceeds to pay the Exercise Price and any withholding taxes due to the Company, and (2) deliver to you the balance of the Stock Option proceeds in the form of cash or shares of Common Stock (as you select; provided, however, cash delivery is not available to active employees of the Company).

You are required, not later than the date as of which the exercise of this Award becomes a taxable event for Federal income tax purposes, to pay to the Company or make arrangements satisfactory to the Committee for payment of any Federal, state, and local taxes required by law to be withheld on account of such taxable event. You may elect, subject to such terms and conditions may from time to time be approved by the Committee in its discretion, to satisfy tax withholding obligations, in whole or in part, by having the Company withhold such number of shares of Common Stock not in excess of the maximum amount required to satisfy federal, state and local tax withholding attributable to the exercise of this Award.

In connection with any payment of the Exercise Price by surrender or attesting to the ownership of shares of Common Stock, proof acceptable to the Company shall be submitted substantiating the shares owned. The value of previously acquired shares submitted (directly or by attestation) in payment for the Option Shares purchased upon exercise shall be equal to the aggregate fair market value (as defined in the Plan) of such previously acquired shares on the date of the exercise. Option Shares will be considered finally exercised on the date on which your payment of the Exercise Price has been received by the Company. The exercise of any portion of this Award will be considered your acceptance of all terms and conditions specified in this Agreement. You are personally responsible for the payment of all taxes related to the exercise.

10. Forfeiture/Right of Offset. Notwithstanding anything contained in this Agreement to the contrary, if you engage in any activity inimical, contrary or harmful to the interests of the Company or any Subsidiary, including but not limited to: (a) without the prior written consent of the Company, counseling or becoming employed by, or otherwise engaging or participating in, or performing consulting services for, any Competing Business (regardless of whether you receive any compensation of any kind), where “Competing Business” means any business that competes with any business that the HBI Companies conducted as of the date your employment terminates with the HBI Companies, (b) violating the Company’s Global Code of Conduct, employment policies, or any employment agreement (c) without

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the prior written consent of the Company, inducing or attempting to induce any employee of the HBI Companies to leave the employ of the HBI Companies, interfering with the relationship between the HBI Companies and any employee or prospective employee thereof, or hiring or causing the hiring of any person who is an employee of the HBI Companies, (d) without the prior written consent of the Company, calling on, soliciting or servicing any customer of the HBI Companies in order to induce or attempt to induce such person or entity to cease or reduce doing business with the HBI Companies or interfering with the relationship between the HBI Companies and any such customer, (e) failing to cooperate with the HBI Companies, as described in Paragraph 20 below, (f) disclosing or misusing any confidential information regarding the HBI Companies, (g) participating in any activity not approved by the Board which could reasonably be foreseen as contributing to or resulting in a Change of Control, or (h) disparaging or criticizing, orally or in writing, the business, products, policies, decisions, directors, officers or employees of the HBI Companies or any of its subsidiaries or affiliates to any person (all such activities described in (a)-(h) above collectively referred to as “wrongful conduct”), then (i) this Award, to the extent it remains unexercised, shall terminate automatically and (ii) you shall pay to the Company in cash any financial gain you realized from exercising all or a portion of this Award. For purposes of this Paragraph 10 and Paragraph 22 below, financial gain shall equal, on each date of exercise during the 12- month period immediately preceding such wrongful conduct, the difference between the fair market value of the Common Stock on the date of exercise and the Exercise Price, multiplied by the number of shares of Common Stock purchased pursuant to that exercise (without reduction for any shares of Common Stock surrendered or attested to) reduced by any taxes paid in countries other than the United States with respect to such vesting and which taxes are not otherwise eligible for refund from the taxing authorities. By accepting this Agreement, you consent to and authorize the Company to deduct any amounts you owe to the Company under this Paragraph from any amounts payable by the Company to you for any reason. This right of set-off is in addition to any other remedies the Company may have against you for your breach of this Agreement. In addition, by accepting this Agreement, you consent to and authorize the Company to deduct any amounts you owe to the Company for any reason from any amounts payable by the Company to you under this Agreement.

The Grantee acknowledges and agrees that this Agreement and the Award described herein (and any settlement thereof) are also subject to the terms and conditions of Company’s clawback policy as may be in effect from time to time specifically to implement Section 10D of the Exchange Act and any applicable rules or regulations promulgated thereunder (including applicable rules and regulations of any national securities exchange on which the Stock may be traded) (the “Compensation Recovery Policy”), and that relevant sections of this Agreement shall be deemed superseded by and subject to the terms and conditions of the Compensation Recovery Policy from and after the effective date thereof.

Notwithstanding anything in this Agreement to the contrary, you shall not be restricted from: (i) disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, you shall provide the Company with prompt notice of such requirement so that the Company may seek an appropriate protective order prior to any such required disclosure by you; or (ii) reporting possible violations of the laws of your country or of United States federal, state, or local law or regulation to any governmental agency or commission (each a “Government Agency”), filing a charge or complaint with the Equal Employment Opportunity Commission or any other Government Agency, participating in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, or making other disclosures that are protected under the whistleblower provisions of the laws of your country or of United States federal, state, or local law or regulation. In the event of (ii), you shall not need the prior authorization of the Company to make any such reports or disclosures, you shall not be required to notify the Company that you have made such reports or disclosures, and you acknowledge that you have waived your right to receive any monetary payment from the Company in connection with any such reports or disclosures or any ensuing charge or investigation.

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You are hereby notified that under the Defend Trade Secrets Act: (i) no individual will be held criminally or civilly liable under federal or state trade secret law for disclosure of a trade secret (as defined in the Economic Espionage Act) that is: (A) made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and made solely for the purpose of reporting or investigating a suspected violation of law or (B) made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal so that it is not made public; and (ii) an individual who pursues a lawsuit for retaliation by an employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except as permitted by court order.

11. Adjustments. This Award is subject to adjustment pursuant to Section 16 of the Plan.

12. Rights as a Stockholder. You shall have no rights as a stockholder of the Company in respect of the Option Shares, including the right to vote, until and unless the Option Shares have vested and unless ownership of such Option Shares has been transferred to you.

13. Public Offer Waiver. By voluntarily accepting this Award, you acknowledge and understand that your rights under the Plan are offered to you strictly as an employee of the HBI Companies and that this Award of Option Shares is not an offer of securities made to the general public.

14. Transferability of Option Shares. The Company reserves the right to place transfer restrictions on Common Stock received by you pursuant to this Award as necessary to comply with applicable securities laws.

15. Conformity with the Plan and Share Retention Requirements. This Award shall be construed and administered in accordance with the Plan, the terms of which are hereby incorporated by reference, including but not limited to the provisions with respect to the powers of the Committee to interpret this Award and adjust its terms. Except as specifically provided to the contrary under this Agreement, capitalized terms not otherwise defined herein shall have the meanings set forth for such terms in the Plan. By your acceptance of this Agreement, you agree to be bound by all of the terms of this Agreement, the provisions of the Plan incorporated herein and the share ownership and retention guidelines of the Company’s Key Executive Stock Ownership Program.

16. Interpretations. Any dispute, disagreement or question which arises under, or as a result of, or in any way relates to the interpretation, construction or application of the terms of this Agreement or the Plan will be determined and resolved by the Committee or its authorized delegate. Such determination or resolution by the Committee or its authorized delegate will be final, binding and conclusive for all purposes.

17. No Rights to Continued Employment. By voluntarily acknowledging and accepting this Award, you acknowledge and understand that this Award shall not form part of any contract of employment between you and any of the HBI Companies. Nothing in the Agreement or the Plan confers on any Grantee any right to continue in the employ of the HBI Companies or in any way affects the HBI Companies’ right to terminate the Grantee’s employment without prior notice at any time or for any reason. You further acknowledge that this Award is for future services to the HBI Companies and is not under any circumstances to be considered compensation for past services.

18. Consent to Transfer Personal Data. By accepting this Award, you voluntarily acknowledge and consent to the collection, use, processing and transfer of personal data as described in this Paragraph and in accordance with the Company’s privacy policies. You are not obliged to consent to such collection, use, processing and transfer of personal data. However, failure to provide the consent may affect your ability to participate in the Plan. The Company holds certain personal information about you, that may include your name, home address and telephone number, fax number, email address, family

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size, marital status, sex, beneficiary information, emergency contacts, passport / visa information, age, language skills, driver’s license information, date of birth, birth certificate, social security number or other employee identification number, nationality, C.V. (or resume), wage history, employment references, job title, employment or severance contract, current wage and benefit information, personal bank account number, tax related information, plan or benefit enrollment forms and elections, option or benefit statements, any shares of Stock or directorships in the Company, details of all options or any other entitlements to shares of Stock awarded, canceled, purchased, vested, unvested or outstanding in the Grantee’s favor, for the purpose of managing and administering the Plan (“Data”). The Company and/or its Subsidiaries will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of your participation in the Plan, and the Company may further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located throughout the world, including the United States. You authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares of Stock on your behalf to a broker or other third party with whom you may elect to deposit any shares of Stock acquired pursuant to the Plan. You may, at any time, review Data, require any necessary amendments to it or withdraw the consents herein in writing by contacting the Company; however, withdrawing your consent may affect your ability to participate in the Plan.

19. Miscellaneous.

a. Modification. This Award is documented by the records of the Committee or its delegate which shall be the final determinant of the number of shares granted and the conditions of this Agreement. The Committee may amend or modify this Award in any manner to the extent that the Committee would have had the authority under the Plan initially to grant such Award, provided that no such amendment or modification shall materially and adversely impair your rights under this Agreement without your consent, unless the Committee reasonably determines that such amendment or modification is necessary to comply with Section 10D of the Exchange Act. Except as in accordance with the two immediately preceding sentences and Paragraph 23, this Agreement may be amended, modified or supplemented only by agreement of both parties as evidenced in writing or in electronic form as agreed to by the parties.

b. Governing Law. All matters regarding or affecting the relationship of the Company and its stockholders shall be governed by the General Corporation Law of the State of Maryland. All other matters arising under this Agreement including matters of validity, construction and interpretation, shall be governed by the internal laws of the State of North Carolina, without regard to any state’s conflict of law principles. You and the Company agree that all claims in respect of any action or proceeding arising out of or relating to this Agreement shall be heard or determined in any state or federal court sitting in North Carolina, and you agree to submit to the jurisdiction of such courts, to bring all such actions or proceedings in such courts and to waive any defense of inconvenient forum to such actions or proceedings. A final judgment in any action or proceeding so brought shall be conclusive and may be enforced in any manner provided by law.

c. Successors and Assigns. Except as otherwise provided herein, this Agreement will bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not.

d. Severability. Whenever feasible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

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e. Impact Upon Termination of Employment. By voluntarily acknowledging and accepting this Award, you agree that no benefits accruing under the Plan will be reflected in any severance or indemnity payments that the Company may make or be required to make to you in the future, regardless of the jurisdiction in which you may be located.

20. Cooperation. Subject to the additional duties set forth in Paragraph 7(a) in the event of retirement, you agree that in all events following your termination of employment you will cooperate in the effort to effect an orderly, smooth, and efficient transition of your duties and responsibilities to such individual(s) as the HBI Companies may direct. You shall also cooperate with reasonable requests made by or on behalf of the HBI Companies for information with respect to the operations, practices, and policies of the HBI Companies or your former job responsibilities, including in connection with matters arising out of your service to the HBI Companies without limitation and any litigation matters; provided, that following termination of your employment, the HBI Companies will make reasonable efforts to minimize disruption of your other activities and will reimburse you for reasonable expenses incurred in connection with your cooperation. The requirements of this Paragraph 20 shall continue until the third anniversary of the Grant Date.

21. Non-Disparagement.

a You agree that you shall not, unless compelled by a court or governmental agency, make, or cause to be made, any statement or communication regarding the Company, its Subsidiaries or affiliates to any third parties that disparages the reputation or business of the Company or any of its Subsidiaries or affiliates; provided, however, that such restriction shall not apply to statements or communications made in good faith in the fulfillment of your duties with the Company.

b The Company shall reasonably direct the officers and directors of the Company not to make or issue, or procure any person, firm, or entity to make or issue, any statement in any form, including written, oral and electronic communications of any kind, which conveys negative or adverse information about you. This paragraph does not apply to truthful testimony or disclosure compelled or required by applicable law or legal process.

c Nothing in this section is intended to or shall prohibit any person or entity (including, without limitation, you) from: (i) providing truthful testimony compelled by applicable law or legal process; or (ii) cooperating fully and truthfully with any government authority conducting an investigation into any potential violation of any law or regulation.

22. Confidentiality. You agree that you will not disclose the existence or terms of this Agreement to any other employees of the Company or third parties with the exception of your accountants, attorneys, financial advisors, spouse, or domestic partner, and shall ensure that none of them discloses such existence or terms to any other person, except as required by applicable law. If the existence or terms of this Agreement are disclosed by you other than as provided above, then at the discretion of the Company (i) Option Shares, to the extent they remain subject to restriction, shall terminate automatically, (ii) you shall return to the Company all shares of Stock that you have not disposed of that were delivered pursuant to this Agreement within a period of one year prior to the date of such disclosure, reduced by a number of shares equal to the quotient of (A) any taxes paid in countries other than the United States with respect to the vesting or delivery of the Option Shares covering such shares that are not otherwise eligible for refund from the taxing authority divided by (B) the fair market value of a share of Common Stock on the date of the return of such shares, and (iii) with respect to any shares of Stock that you have disposed of that were delivered pursuant to this Agreement within a period of one year prior to the date of such disclosure, you shall pay to the Company in cash any financial gain you received with respect to such shares.

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23. Amendment. By accepting this Award, you agree that the granting of the Award is at the discretion of the Committee and that acceptance of this Award is no guarantee that future Awards will be granted under the Plan. Notwithstanding anything in this Agreement or the Plan to the contrary, this Award may be amended by the Company without the consent of the Grantee, including but not limited to modifications to any of the rights granted to the Grantee under this Agreement, at such time and in such manner as the Company may consider necessary or desirable to reflect changes in law. The Grantee understands that the Company may amend, resubmit, alter, change, suspend, cancel, or discontinue the Plan at any time without limitation.

24. Plan Document. A copy of the Plan can be requested from the Compensation Committee, c/o Corporate Secretary, Hanesbrands Inc., 1000 E. Hanes Mill Road, Winston-Salem, NC 27105.

25. Electronic Delivery. By accepting this Award, you consent to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, grant or award notifications and agreements, account statements, and any other forms or communications related to this Award or the Plan) via Company e-mail or any other electronic system established and maintained by the Company or a third party designated by the Company.

26. Offer Letter. This Award is in full satisfaction of the Company’s obligations with respect to the inducement award of stock options set forth in the Offer Letter. If any provisions with respect to the inducement award of stock options set forth in the Offer Letter conflict with the provisions set forth in this Inducement Stock Option Grant Notice and Agreement, the provisions set forth herein shall override such conflicting provisions set forth in the Offer Letter.

Grant Acceptance:	/s/ Stephen B. Bratspies
Grantee

August 3, 2020
Date

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